Exhibit 99.1

Celyad announces commercial license agreement for C-Cure® in Greater China

All costs leading to market approval to be paid by local partner

New agreement contains high double digit royalties and profit sharing

Mont-Saint-Guibert, Belgium - Celyad SA (Euronext Brussels, Euronext Paris and Nasdaq: CYAD), a leader in the discovery and development of engineered cell therapies, today announced that it has entered into a new collaboration and distribution agreement with its Hong-Kong based partner, Medisun International Limited (“Medisun”). This license agreement confirms Celyad’s intention to expand the global footprint of its lead cardiac disease cell therapy candidate for the treatment of ischemic heart failure, C-Cure®.

Under the terms of the new license agreement, Celyad will conduct all clinical development and undertake any regulatory steps necessary for market approval in China, Hong-Kong, Taiwan and Macau (collectively “Greater China”). With a minimum of €20 million, these activities will be funded by Medisun. Celyad expects initial clinical development activities to take place in Hong-Kong with the potential addition of clinical sites in Celyad’s CHART-2 trial, which is expected to be initiated before the end of 2015.

In exchange for the license, and in addition to the benefit of the funding provided by Medisun to support clinical development, Celyad will receive royalties and profit sharing. The royalty rates ranging from 10% to 30% are calculated on total revenues of C-Cure®, and profit sharing ranging from 20 to 25% are calculated on total revenues less royalties.

This agreement will last for an initial period of fifteen years, subject to earlier termination as specified in the agreement.

Dr. Christian Homsy, CEO of Celyad, commented, “We are pleased to have this new license agreement in place with our local partner Medisun which give us full control over clinical developments in these territories, fully funded by our local partner. Pending receipt of necessary approvals, we look forward to giving access to this technology to patients in Greater China”.

C-Cure® is Celyad’s most advanced product candidate based on its cardiopoiesis platform and is being developed for heart failure indications. The Company expects to release the full clinical data set for CHART-1, its Phase III trial in Europe and Israel, in the middle of 2016. The research

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underlying this technology was originally conducted at Mayo Clinic by the research team of Professor André Terzic and Atta Behfar, and has been published in numerous peer-reviewed publications. C-Cure® consists of a patient’s own cells harvested from bone marrow, treated with cardiopoietic growth factors and then re-injected into the heart. It is designed to produce new autologous heart muscle cells which behave identically to those lost as a result of infarction, without the risk of rejection.

C-Cure®’s potential has been demonstrated in a multi-centre randomized controlled Phase II trial conducted in Europe. The results of the C-Cure® Phase II trial were published in April 2013 in the Journal of American College of Cardiology.

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For more information, please contact:

For Europe: Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 - celyad@consilium-comms.com

For the U.S.: The Ruth Group

Lee Roth (Investors), and Kirsten Thomas (Media) - T: +1 646 536 7012 / 7014 - celyad@theruthgroup.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.fr

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO: T: +32 (0)10 39 41 00 investors@celyad.com

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About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapies with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrolment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKG2D CAR T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com.

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the announcement of clinical data and the safety and efficacy of C-Cure®, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These statements

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are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKG2D CAR T-cell, additional clinical results validating the use of adult autologous stem cells to treat heart failure and CAR T-cell autologous therapy to treat cancer; satisfaction of regulatory and other requirements; actions of regulatory bodies and other governmental authorities; obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties, competition from others developing products for similar uses, our ability to manage operating expenses, and our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, C-Cathez, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-Cathez, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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